UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

SWIFT TRANSPORTATION CO., INC.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

0870756 10 3
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

Page 1

CUSIP No.	870756 10 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)	Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States of America

Number of	5.	Sole Voting Power	7,000
Shares
Beneficially	6.	Shared Voting Power	19,478,064(1)
Owned by
Each	7.	Sole Dispositive Power	7,000
Reporting
Person	8.	Shared Dispositive Power	19,478,064(1)
With:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	19,485,064(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares * See Item 4.	[X]
11.	Percent of Class Represented by Amount in Row (9)	27.1%(2)
12.	Type of Reporting Person *	IN

(1)
Includes (i) 18,951,814 shares of common stock, $.001 par value per share, of Swift Transportation Co., Inc. ("Common Stock") held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees, (ii) 492,500 shares of Common Stock held by SME Industries, Inc., of which Jerry Moyes is the majority stockholder, and (iii) 33,750 shares of Common Stock held by VJM Investments, LLC, a limited liability company in which Jerry Moyes has a controlling interest.

(2)	Based on 71,897,325 shares of Common Stock outstanding as of December 31, 2004.

Page 2

CUSIP No.	870756 10 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)	Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States of America

Number of	5.	Sole Voting Power	0
Shares
Beneficially	6.	Shared Voting Power	18,951,814(1)
Owned by
Each	7.	Sole Dispositive Power	0
Reporting
Person	8.	Shared Dispositive Power	18,951,814(1)
With:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	18,951,814 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares * See Item 4.	[X]
11.	Percent of Class Represented by Amount in Row (9)	26.4%(2)
12.	Type of Reporting Person *	IN

(1)	Comprised of 18,951,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.

(2)	Based on 71,897,325 shares of Common Stock outstanding as of December 31, 2004.

Page 3

CUSIP No.	870756 10 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)	The Jerry and Vickie Moyes Family Trust Dated 12/11/87
2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Arizona

Number of	5.	Sole Voting Power	0
Shares
Beneficially	6.	Shared Voting Power	18,951,814(1)
Owned by
Each	7.	Sole Dispositive Power	0
Reporting
Person	8.	Shared Dispositive Power	18,951,814(1)
With:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	18,951,814 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares * See Item 4.	[X]
11.	Percent of Class Represented by Amount in Row (9)	26.4%(2)
12.	Type of Reporting Person *	OO

(1)	Comprised of 18,951,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.

(2)	Based on 71,897,325 shares of Common Stock outstanding as of December 31, 2004.

Page 4

Item 1.
	(a)	Name of Issuer	Swift Transportation Co., Inc.
	(b)	Address of Issuer's Principal Executive Offices	2200 South 75th Avenue Phoenix, AZ 85043

Item 2.
	(a)	Name of Person Filing	(1) Jerry Moyes (2) Vickie Moyes (3) The Jerry and Vickie Moyes Family Trust dated 12/11/87
The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
	(b)	Address of Principal Business Office or, if none, Residence	The principal business office of each of the Reporting Persons is c/o Swift Transportation Co., Inc., 2200 South 75th Ave., Phoenix, AZ 85043.
	(c)	Citizenship	Each of Jerry and Vickie Moyes are United States citizens. The Jerry and Vickie Moyes Family Trust dated 12/11/87 is organized under the laws of Arizona.
	(d)	Title of Class of Securities	Common Stock, par value $.001 per share
	(e)	CUSIP Number	870756 10 3

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:	N/A

Item 4.     Ownership

The following sets forth information with respect to the beneficial ownership of the Common Stock by each of the Reporting Persons. The percentage of the Common Stock beneficially owned by each of the Reporting Persons is based on 71,897,325 shares of Common Stock outstanding as of December 31, 2004.

The information set forth herein with respect to the beneficial ownership of the Reporting Persons set forth below does not include approximately 9,018,353 shares of Common Stock held by (i) the Moyes Children's Limited Partnership, (ii) seven irrevocable trusts for the benefit of six children of Jerry and Vickie Moyes and by an irrevocable trust for the benefit of Jerry and Vickie Moyes and six of their children (the "Irrevocable Trusts"), and (iii) certain trusts for the benefit of certain grandchildren of Jerry and Vickie Moyes. The Moyes Limited Partnership holds approximately 8,995,832 shares of Common Stock. Ronald Moyes, the brother of Jerry Moyes, is the sole general partner of the Moyes Children's Limited Partnership and, as such, possesses exclusive voting and investment power with respect to the shares of Common Stock held by the partnership. Ronald Moyes is also the sole trustee of each of the Irrevocable Trusts above and, as such, possesses exclusive voting and investment power with respect to the shares of Common Stock held by those trusts. The information set forth herein with respect to the beneficial ownership of the Reporting Persons also does not include approximately 360,000 shares of Common Stock held by an irrevocable trust for the children of Jerry and Vickie Moyes, the sole trustee of which is Gerald F. Ehrlich (the "Ehrlich Trust"). As the sole trustee of the Ehrlich Trust, Gerald F. Ehrlich possesses exclusive voting and investment power with respect to the shares of Common Stock held thereby.

Each of the Reporting Persons expressly disclaims that such Reporting Person is, within the meaning of Section 13(d)(3) of the Exchange Act, a member of a group that includes the Moyes Children's Limited Partnership, any of the Irrevocable Trusts, or the Ehrlich Trust. Pursuant to Rule 13d-4, each of the Reporting Persons also expressly disclaims that it is the beneficial owner of any shares of Common Stock held by the Moyes Children's Limited Partnership, any of the Irrevocable Trusts, or the Ehrlich Trust.

Page 5

JERRY MOYES
(a)	Amount beneficially owned:		19,485,064(1)
(b)	Percent of class:		27.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	7,000
	(ii)	Shared power to vote or to direct the vote	19,478,064
	(iii)	Sole power to dispose or to direct the disposition of	7,000
	(iv)	Shared power to dispose or to direct the disposition of	19,478,064

(1)
The shares beneficially owned by Jerry Moyes are comprised of (i) 18,951,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees, (ii) 492,500 shares of Common Stock held by SME Industries, Inc., of which Jerry Moyes is the majority stockholder, (iii) 33,750 shares of Common Stock held by VJM Investments, LLC, a limited liability company in which Jerry Moyes has a controlling interest, and (iv) 7,000 shares of Common Stock held in Jerry Moyes' individual retirement account.

VICKIE MOYES
(a)	Amount beneficially owned:		18,951,814(1)
(b)	Percent of class:		26.4%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	0
	(ii)	Shared power to vote or to direct the vote	18,951,814
	(iii)	Sole power to dispose or to direct the disposition of	0
	(iv)	Shared power to dispose or to direct the disposition of	18,951,814

(1)
The shares beneficially owned by Vickie Moyes are comprised of 18,951,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees. Pursuant to Rule 13d-4, Vickie Moyes disclaims that she is the beneficial owner of (i) 492,500 shares of Common Stock held by SME Industries, Inc., (ii) 33,750 shares of Common Stock held by VJM Investments, LLC, and (iii) 7,000 shares of Common Stock held in Jerry Moyes' individual retirement account.

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87
(a)	Amount beneficially owned:		18,951,814(1)
(b)	Percent of class:		26.4%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	0
	(ii)	Shared power to vote or to direct the vote	18,951,814
	(iii)	Sole power to dispose or to direct the disposition of	0
	(iv)	Shared power to dispose or to direct the disposition of	18,951,814

(1)
The Jerry and Vickie Moyes Family Trust dated 12/11/87 directly holds 18,598,814 shares of Common Stock. Pursuant to Rule 13d-4, The Jerry and Vickie Moyes Family Trust dated 12/11/87 disclaims that it is the beneficial owner of (i) 492,500 shares of Common Stock held by SME Industries, Inc., (ii) 33,750 shares of Common Stock held by VJM Investments, LLC, and (iii) 7,000 shares of Common Stock held in Jerry Moyes' individual retirement account.

Page 6

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   [    ].
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
With respect to 492,500 of the shares of Common Stock reported in Item 4 as beneficially owned by Jerry Moyes, SME Industries, Inc. has the right to receive dividends from, or the proceeds from the sale of, such Common Stock. With respect to 33,750 of the shares of the Common Stock reported in Item 4 as beneficially owned by Jerry Moyes, VJM Investments, LLC has the right to receive dividends from, or the proceeds from the sale of, such Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company	N/A

Item 8.	Identification and Classification of Members of the Group	N/A

Item 9.	Notice of Dissolution of Group	N/A

Item 10.	Certification	N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, and that this statement is filed on behalf of myself and the other signatories hereto.

February 11, 2005
/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a POA filed herewith
Jerry Moyes

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a POA filed herewith
Vickie Moyes

The Jerry and Vickie Moyes Family Trust dated 12/11/87

By:	/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a POA filed herewith
Jerry Moyes, Trustee

By:	/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a POA filed herewith
Vickie Moyes, Trustee

Page 7

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated February 11, 2005
Exhibit 99.1	Power of Attorney - Jerry Moyes
Exhibit 99.2	Power of Attorney - Vickie Moyes

Page 8